October 14, 2010

John J Harrington
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:  Ace Consulting Management, Inc.
        Registration Statement on Form S-1
        Filed September 16, 2010
        File No. 333-169424

Dear Mr. Harrington:

We represent Ace Consulting Management, Inc. (“Ace Consulting” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 5, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 originally filed on September 16, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  We note that the shares being registered for resale appear to represent all of your outstanding common shares held by non-affiliates.  We also note that the selling stockholders have held their shares for a relatively short period of time, during which your company has remained a shell company.  Under these circumstances, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering.  Please provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02 available at
http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm as well as any other factors you deem relevant.

Alternatively, because the company is not eligible to conduct an at-the-market equity offering pursuant to Rule 415(a)(4), disclose a fixed offering price for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page.

Answer: The Company has revised the number of shares being registered to 480,000.

Prospectus Cover Page

2.  Please include the “Subject to Completion” legend required by Item 501(b)(10) of Regulation S-K on the prospectus cover page.

Answer: The “Subject to Completion” legend has been included in the amended Registration Statement.

Prospectus Summary, page 1

3.  Please prominently disclose on the first page of your prospectus summary:

•	That you are a shell company;
•	That your business is in a very early stage of development;
•	That you have not yet generated meaningful revenues to date;
•	That your limited assets consist solely of cash;
•	That you have just one part-time employee;
•	That you have not historically complied with your current reporting requirements under the Securities Exchange Act of 1934; and
•	That your auditor has expressed substantial doubt about your ability to continue as a going concern.

Answer: The requested disclosure has been added to the first page of the prospectus summary.

Selling Security Holders, page 7

4.  We note that there is no agreement between the company and the selling shareholders to register the shares subject to this registration statement.  Please explain why you decided to register sales by the selling shareholders.

Answer: The Company believes its future business prospects will be enhanced as publicly traded company and as such decided to register sales by the selling shareholders.

Description of Business, page 12

5.  Please substantially revise this section so that it is clear to investors what your specific business plan is and the actions you intend to take to execute this plan.

Answer: The Company has revised its description of business to clarify its plans and the steps intended to execute its plan.

6.  In your revised disclosure, provide enough information to support your statements when it is not clear from the context.  For example:

•
You note in the second paragraph of page 12 that you are specialists in a variety of fields.  Considering that you only have one part-time employee and have only engaged in development-stage activities to date, it is not clear what particular experience or expertise supports this statement.

•
You also note in the second paragraph of page 12 that your team has been responsible for design construction and commissioning of processing facilities in China and the United States.  It is not clear who your “team” refers to.  Describe your team and the specific experiences you refer to.

•	You disclose that your niche is listing advisory services. Discuss your experience providing such services. Explain the specific experiences of Alex Jen and Gary Tickel in this regard.
•	Identify your consultants in the international food processing industry, explain the terms of your relationship with these consultants, and discuss their experiences disclosed here.
•	Discuss why you are describing “typical” services on page 13 when it does not appear that you have provided any meaningful services to date.

These are merely examples.

Answer: The Company has revised and clarified statements throughout the Registration Statement to provide support for its intended operations.

7.  We note your disclosure on the bottom of page 13 that you have made initial contacts with local contractors, architects and designers. Please elaborate on these contacts and how they are expected to help you execute your business plan.

Answer: The Company has included information about its initial contacts and how they are expected to help you execute your business plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operation, page 15

8.  Explain how you generated $6,000 in revenue for the six months ended June 30, 2010.

Answer: We have updated our plan of operation to include disclosure of consulting revenues.

9.  We note that you expensed $1,415,500 for stock compensation.  Please expand your disclosure stating specifically to what the stock compensation relates and to whom it was paid.

Answer: We have included disclosure indicating stock compensation to individuals who provided advisory services since inception.

Liquidity and Capital Resources, page 15

10.  On page II-4, you disclose the issuance of 25 million shares of stock to three individuals for a total of $1.25 million on June 4, 2010.  However, these funds do not appear in your financial statements for the six months ended June 30, 2010 and are not discussed in this section.  Please revise to clarify or explain the reason for this apparent discrepancy.

Answer: The issuance of 25,000,000 shares, disclosed on page II-4, was for compensation for services and not for cash. This was disclosed on page II-4 and disclosed on the Statement of Operations for the three months ended June 30, 2010 as Officer compensation of $250,000 and Consulting fees of $1,000,000.

Directors and Executive Officers, page 17

11.  Please revise the biographical information regarding Mr. Jen and Mr. Tickel to provide the specific disclosure required by Item 401(e) of Regulation S-K.

Answer: The biographical information of Mr. Jen and Mr. Tickel has been revised in accordance with Item 401(e) of Regulation S-K.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN